Exhibit 99.1

Company announcement — No.2/ 2018

Zealand Pharma major shareholder announcement: Royce & Associates, LLC, U.S.

Copenhagen, January 15, 2018 — Zealand Pharma announces that it has received information from Royce & Associates, LLC, U.S., that they have decreased their investment in Zealand Pharma to below 5% of Zealand outstanding shares. Their holding following the decrease amounts to 4.99% or 1,534,556 shares.

For further information, please contact:

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim as well as a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.